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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
____________________________________________________________________________

FORM 6-K
____________________________________________________________________________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022
Commission File Number: 001-41313
____________________________________________________________________________

BROOKFIELD BUSINESS CORPORATION
(Translation of registrant's name into English)
____________________________________________________________________________

250 Vesey Street, 15th Floor
New York, NY 10281
(Address of principal executive office)
____________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒                                Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT LIST

Exhibit	Title
99.1	Brookfield Business Corporation’s interim report for the quarter ended March 31, 2022
99.2	Form 52 — 109F2 — Certification of Interim Filings — CEO
99.3	Form 52 — 109F2 — Certification of Interim Filings — CFO
99.4	First Amendment to the Commitment Agreement, dated as of May 5, 2022, between Brookfield Asset Management Inc. and Brookfield Business Partners L.P.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD BUSINESS CORPORATION
/s/ A.J. Silber
Date: May 13, 2022	By:	Name: A.J. Silber Title: Senior Vice President

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EXHIBIT LIST

SIGNATURES